File Number: 00645-0105

Web site: www.langmichener.com

Direct Line: (604) 691-7415
Direct Fax Line: (604) 893-2386
E-Mail: smathiesen@lmls.com

November 2, 2006

BY EDGAR AND COURIER
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Roger Schwall

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on form F-4 (“Form F-4”)
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the “Company” or “Continental”) in response to Staff’s letter of October 19, 2006 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

We are pleased to confirm that, on behalf of the Company, we have filed with the Securities and Exchange Commission today, via the EDGAR system: (a) our letter of even date providing the Company’s responses to the Comment Letter; and (b) Amendment No. 3 (the “Amended F-4”) to the Form F-4.

Capitalized terms used herein and not defined have the same meaning given to such terms in the Amended F-4.

The following enclosed documents are being furnished to the Commission as supplemental material to the Amended Form F-4:

(a) spreadsheets provided by Continental (Revised Calculations Summary) to assist in the response to certain comments in the Comment Letter; and

(b) revised opinion of Davis Wright Tremaine LLP and blacklined to previous version.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/
Encls.

cc: S. Buskirk – Commission
      A. Sifford – Commission
      C. Moncada-Terry – Commission

cc: Great China Mining Inc.

cc: Continental Minerals Corporation
      Attention: Mr. Gerald Panneton